JANUS DETROIT STREET TRUST

SECRETARY CERTIFICATE

The undersigned, being the Secretary of Janus Detroit Street Trust (“DST”), a trust with transferable shares of the type commonly called a Delaware statutory trust, DOES HEREBY CERTIFY that, pursuant to the authority conferred upon the Board of Trustees (“Trustees”) of DST by its Amended and Restated Agreement and Declaration of Trust dated August 6, 2015, as may be amended from time to time, and by the affirmative vote of a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended), at a meeting duly called and held on January 17, 2019, the following resolutions were adopted in substantially the same form as set forth below:

WHEREAS, Janus Capital Management LLC has arranged for an extension of the Investment Company Fidelity Bond (“Fidelity Bond”) provided by ICI Mutual Insurance Company (“ICI Mutual”) to Janus Detroit Street Trust (the “Trust”) and Clayton Street Trust from February 3, 2019 through August 1, 2019; and

WHEREAS, Janus Capital has arranged for an increase in the Fidelity Bond limit from $1,250,000 to $2,000,000, effective October 31, 2018.

NOW THEREFORE BE IT RESOLVED, that the Trustees of the Trust approve, based on information provided by Janus Capital, the participation of the Trust in the Fidelity Bond extension providing coverage to the Trust and Clayton Street Trust for the period February 3, 2019 through August 1, 2019 as discussed at this meeting, and in an amount that will maintain the Trust’s compliance with the requirements of Rule 17g-1 under the 1940 Act, and find and determine such amount to be reasonable and in excess of the sum of the minimum amount required per investment company insured pursuant to Rule 17g-1 under the 1940 Act, taking into consideration, among other things, the amount of coverage for each insured party, the number of insured parties, the amount and allocation of the premium proposed to be allocated to each insured party, the nature of the business activities of each insured party, the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Trust’s portfolios;

FURTHER RESOLVED, that the Trustees of the Trust authorize and direct the Trust’s officers and representatives of Janus Capital or a designated affiliate to prepare, execute, and file the Fidelity Bond extension, and any amendments thereto, and to take such other action as may be necessary or appropriate to conform to the provisions of the 1940 Act and the rules and regulations thereunder;

FURTHER RESOLVED, that the Trustees of the Trust approve, based on information provided by Janus Capital and ICI Mutual, the proposed allocation of the Fidelity Bond premiums between the Trust and the Clayton Street Trust in the manner specified by the Allocation Agreement presented and approved at this meeting, and find and determine that the share of the premium allocated to the Trust is less than the premium the Trust would pay if the Trust maintained a single insured bond purchased separately by the Trust, as determined by ICI Mutual.

IN WITNESS WHEREOF, the undersigned has set his hand and seal this 10th day of April, 2019.

/s/ Byron D. Hittle
Byron D. Hittle, Secretary

STATE OF COLORADO	)
	)	ss.
CITY AND COUNTY OF DENVER	)

BEFORE ME, the undersigned authority, on this day personally appeared Byron D. Hittle, Secretary of Janus Detroit Street Trust, who, being by me first duly sworn, stated on his oath that the foregoing document is true and correct and that he executed the same for the purposes and consideration therein expressed and in the capacity therein stated.

GIVEN UNDER MY HAND AND SEAL OF OFFICE this 10th day of April, 2019.

My Commission Expires:

/s/ Questa Demaniow
May 5, 2022	Questa Demaniow Notary Public